Ceridian HCM Holding Inc.

3311 E. Old Shakopee Road

Bloomington, MN 55402

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Joyce Sweeney

Christine Dietz

Re: Ceridian HCM Holding Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed on February 26, 2021

Form 10-Q for the quarterly reporting period ended September 30, 2021

Filed on November 3, 2021

File No. 001-38467

Dear Ms. Sweeney and Ms. Dietz:

Set forth below are the responses of Ceridian HCM Holding Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2021, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2020, filed on February 26, 2021, and the Company’s Form 10-Q for the quarterly reporting period ended September 30, 2021, filed on November 3, 2021.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the fiscal year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements of Cash Flows, page 40

1.
Your presentation of cash flows excluding customer funds is not consistent with your GAAP Statements of Cash Flows and creates an alternative basis of accounting and presentation. Please remove this presentation. Refer to Questions 100.04 and [sic] of the Non-GAAP Compliance and Disclosure Interpretations.

Company Response: We respectfully acknowledge the Staff’s comment and will no longer include a presentation of cash flows excluding customer funds in future filings.

Non-GAAP Measures, page 44

2.
Please refer to Item 10(e)(1)(i) of Regulation S-K and address the following in relation to your non-GAAP financial measure disclosures in future filings:
o
When disclosing Adjusted EBITDA margin, disclose the corresponding GAAP measure with equal or greater prominence;
o
EBITDA should be labeled as a non-GAAP financial measure;
o
In the tables on page 46, Adjusted EBITDA should be reconciled to net income (loss), not to the non-GAAP measure EBITDA; and
o
Each of the adjusted line items presented in the tables on page 46 should be identified as non-GAAP financial measures.

Company Response: We respectfully acknowledge the Staff’s comment and will in future filings:

•
Disclose the corresponding GAAP measure, specifically, Net profit margin, with equal or greater prominence when disclosing Adjusted EBITDA margin;
•
Label EBITDA as a non-GAAP financial measure;
•
Reconcile the Adjusted EBITDA figures in the referenced tables to net income (loss), not to the non-GAAP measure EBITDA; and
•
Identify each of the adjusted line items presented in the referenced tables as non-GAAP financial measures.

Form 10-Q for the quarterly reporting period ended September 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Assess Our Performance, page 29

3.
We note that you discontinued disclosing Annual Cloud revenue retention rate and Cloud annualized recurring revenue metrics in your 2021 Forms 10-Q. In light of your business model and disclosure referring to high customer retention rates, please explain how you assess your ability to retain and increase recurring revenues from existing Cloud customers, including which metrics you use in managing your Cloud business.

Company Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we assess our ability to retain and increase recurring revenues from existing Cloud customers based on various metrics that we evaluate throughout the year, such as our live Dayforce customer count and Dayforce recurring revenue per customer, which we disclose on a quarterly basis. We respectfully advise the Staff that we have only disclosed Annual Cloud revenue retention rate and Cloud annualized recurring revenue metrics in our Form 10-K filings and never in our Form 10-Q filings. We have monitored and calculated these metrics annually, not on a quarterly basis. If we continue to discuss recurring revenue retention in future filings, we will provide more specificity in describing the methods and periods for which we assess and disclose the related metrics.

***

All disclosure changes in response to the Staff’s comments will be addressed in future filings made pursuant to the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

We believe that this letter fully responds to your comments. However, if you have further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 952-853-8100, or our counsel, Alexander D. Lynch of Weil Gotshal & Manges LLP at 212-310-8971.

Very truly yours,

/s/ Noémie C. Heuland
Noémie C. Heuland
Executive Vice President and Chief Financial Officer

cc:

William E. McDonald – Executive Vice President, General Counsel & Corporate Secretary

Kevin Slama – Partner, KPMG LLP

Alexander D. Lynch – Partner, Weil Gotschal & Manges LLP